CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,303,000	$92.90

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated June 18, 2010 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$1,303,000 AutoCallable Notes due June 29, 2011 Linked to the Worst Performing Component in a Basket of Common Stocks Global Medium-Term Notes, Series A, No. E-5657

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Basket Initial Valuation Date:	June 18, 2010

Issue Date:	June 23, 2010

Final Valuation Date:	June 24, 2011*

Maturity Date:	June 29, 2011* (resulting in a term to maturity of approximately 1 year)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	A basket comprised of the following common stocks (each, a “basket component” and, together, the “basket components”)

Basket Component	Bloomberg Ticker	Initial Basket Component Price
Boston Scientific Corporation	BSX UN <Equity>	$6.33
Apple Inc.	AAPL UQ <Equity>	$274.16
The Goldman Sachs Group, Inc.	GS UN <Equity>	$138.18

Automatic Call:	On any observation date, if the relevant lowest basket component return is greater than or equal to 0%, the Notes will be automatically called and you will receive a cash payment per $1,000 principal amount Note equal to the sum of $1,000 plus the applicable premium amount payable on the applicable early redemption date.

Premium Payment:	On any observation date, if the relevant lowest basket component return is greater than or equal to the barrier percentage, a cash payment per $1,000 principal amount Note equal to the applicable premium amount will be payable on the applicable premium payment date.

Observation Dates*:	July 19, 2010, August 18, 2010, September 20, 2010, October 18, 2010, November 18, 2010, December 20, 2010, January 18, 2011, February 18, 2011, March 18, 2011, April 18, 2011 and May 18, 2011.

Early Redemption Date*:	The third business day after the applicable observation date.

Premium Payment Date*:	The third business day after the applicable observation date.

Premium Amount:	For every $1,000 principal amount Note, 1.417% × $1,000 in respect of each observation date or the basket final valuation date, as applicable.

Barrier Percentage:	-40%

Payment at Maturity:

If the Notes are not automatically called prior to the maturity date, you will receive at maturity:

(i)        if the lowest basket component return in respect of the basket final valuation date is greater than or equal to the barrier percentage, a cash payment per $1,000 principal amount Note equal to the sum of $1,000 plus the applicable premium amount;

(ii)       if the lowest basket component return in respect of the basket final valuation date is below the barrier percentage, you will receive, at our election, either (i) the number of whole shares that, when multiplied by the final basket component price of the worst performing basket component, is equal to the cash amount described in (ii) below (the “physical delivery amount”) (plus any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final basket component price of the worst performing basket component), or (ii) a cash payment equal to (x) the principal amount of your Notes plus (y) the principal amount multiplied by the lowest basket component return in respect of the basket final valuation date, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Lowest Basket Component Return]

Assuming the Notes are not called prior to maturity, you may lose some or all of your investment at maturity

For more information relating to the physical delivery amount, see “Selected Purchase Considerations—Physical Delivery Amount” below.

Lowest Basket Component Return:	The lowest of the relevant basket component returns among the basket components (such basket component, the “worst performing basket component”).

Basket Component Return:

In respect of an observation date for a basket component, the performance of such basket component from its initial basket component price to its observation closing price, calculated as follows:

Observation Closing Price – Initial Basket Component Price

Initial Basket Component Price

In respect of the basket final valuation date for a basket component, the performance of such basket component from its initial basket component price to its final basket component price, calculated as follows:

Final Basket Component Price – Initial Basket Component Price

Initial Basket Component Price

Initial Basket Component Price:	In respect of a basket component, the closing price of such basket component on the basket initial valuation date.

Final Basket Component Price:	In respect of a basket component, the closing price of such basket component on the basket final valuation date.

Observation Closing Price:	In respect of a basket component, the closing price of such basket component on any observation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740PAR7 and US06740PAR73

‡	The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked to commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Basket—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”, “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	3.00%	97.00%
Total	$1,303,000	$39,090	$1,263,910

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 3.00% of the principal amount of the notes, or $30.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked to commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations is very strong. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The ratings mentioned in this paragraph are a statement of opinion and not a statement of fact and are subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and are not a recommendation to buy, sell or hold securities.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

Each Table of Hypothetical Values based on the assumptions outlined below, demonstrates the return that you would have earned from an investment in the Notes, based on certain percentage changes between the initial basket component price and the final basket component price of the worst performing basket component and depending on whether the Notes are automatically called and how many premium payments are made.

In each Table of Hypothetical Values some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

On any observation date, if the relevant lowest basket component return is greater than or equal to 0%, the Notes will be automatically called and you will receive a cash payment per $1,000 principal amount Note equal to the sum of $1,000 plus the applicable premium amount payable on the applicable early redemption date.

On any observation date, if the relevant lowest basket component return is greater than or equal to the barrier percentage, a cash payment per $1,000 principal amount Note equal to the applicable premium amount will be payable on the applicable premium payment date.

If the Notes are not automatically called, you will receive a payment at maturity:

(i)	if the lowest basket component return in respect of the basket final valuation date is greater than or equal to the barrier percentage, a cash payment per $1,000 principal amount Note equal to the sum of $1,000 plus the applicable premium amount;

PS–3

(ii)	if the lowest basket component return in respect of the basket final valuation date is below the barrier percentage, you will receive at our election, either (i) the number of whole shares that, when multiplied by the final basket component price of the worst performing basket component, is equal to the cash amount described in (ii) below (the “physical delivery amount”) (plus any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final basket component price of the worst performing basket component), or (ii) a cash payment equal to (x) the principal amount of your notes plus (y) the principal amount multiplied by the lowest basket component return in respect of the basket final valuation date, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Lowest Basket Component Return]

Assumptions:

•	The premium amount in respect of any observation date or the basket final valuation date, as applicable, is assumed to be $14.17.

•	Investor purchases $1,000 principal amount of Notes on the basket initial valuation date at the initial public offering price and holds the Notes to maturity if the Notes are not automatically called.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Table of Hypothetical Total Payment

If Notes are Called in respect of the first observation date

	-
Lowest Basket Component Return on the Basket Final Valuation Date	Total Payment on the Notes	Total Return on the Notes
+ 100%	$1,014.17	1.417%
+ 90%	$1,014.17	1.417%
+ 80%	$1,014.17	1.417%
+ 70%	$1,014.17	1.417%
+ 60%	$1,014.17	1.417%
+ 50%	$1,014.17	1.417%
+ 40%	$1,014.17	1.417%
+ 30%	$1,014.17	1.417%
+ 20%	$1,014.17	1.417%
+ 10%	$1,014.17	1.417%
+ 5%	$1,014.17	1.417%

0%	$1,014.17	1.417%

- 5%	$1,014.17	1.417%
- 10%	$1,014.17	1.417%
- 20%	$1,014.17	1.417%
- 30%	$1,014.17	1.417%
- 40%	$1,014.17	1.417%
- 50%	$1,014.17	1.417%
- 60%	$1,014.17	1.417%
- 70%	$1,014.17	1.417%
- 80%	$1,014.17	1.417%
- 90%	$1,014.17	1.417%
- 100%	$1,014.17	1.417%

Since the lowest basket component return on the first observation date is equal to or greater than 0%, the Notes are automatically called and you will receive on the related early redemption date a cash payment per $1,000 principal amount Note equal to $1,000 plus the premium amount of $14.17, regardless of the performance of the basket components on the basket final valuation date. Your total return on the Notes in this scenario would be 1.417%.

PS–4

Table of Hypothetical Total Payment

If Notes are Called in respect of the sixth observation Date

	-
Lowest Basket Component Return on the Basket Final Valuation Date	Total Payment on the Notes	Total Return on the Notes
+ 100%	$1,056.67	5.667%
+ 90%	$1,056.67	5.667%
+ 80%	$1,056.67	5.667%
+ 70%	$1,056.67	5.667%
+ 60%	$1,056.67	5.667%
+ 50%	$1,056.67	5.667%
+ 40%	$1,056.67	5.667%
+ 30%	$1,056.67	5.667%
+ 20%	$1,056.67	5.667%
+ 10%	$1,056.67	5.667%
+ 5%	$1,056.67	5.667%

0%	$1,056.67	5.667%

- 5%	$1,056.67	5.667%
- 10%	$1,056.67	5.667%
- 20%	$1,056.67	5.667%
- 30%	$1,056.67	5.667%
- 40%	$1,056.67	5.667%
- 50%	$1,056.67	5.667%
- 60%	$1,056.67	5.667%
- 70%	$1,056.67	5.667%
- 80%	$1,056.67	5.667%
- 90%	$1,056.67	5.667%
- 100%	$1,056.67	5.667%

Since the lowest basket component return on the sixth observation date is equal to or greater than 0%, the Notes are automatically called and you will receive on the related early redemption date a cash payment per $1,000 principal amount Note equal to $1,000 plus the premium amount of $14.17, regardless of the performance of the basket components on the basket final valuation date. Assuming the relevant lowest basket component return is equal to or greater than the barrier percentage on three out of five previous observation dates, the total payment at maturity per $1,000 principal amount Note will equal $1,000 plus all the premium amounts of $56.67 (=14.17+14.17*3) and your total return on the Notes in this scenario would be 5.667% (=1.417% + 1.417%*3).

PS–5

Table of Hypothetical Total Payment

If Notes are NOT Called prior to the maturity date

	-
Lowest Basket Component Return on the Basket Final Valuation Date	Total Payment on the Notes	Total Return on the Notes
+ 100%	$1,085.00	8.50%
+ 90%	$1,085.00	8.50%
+ 80%	$1,085.00	8.50%
+ 70%	$1,085.00	8.50%
+ 60%	$1,085.00	8.50%
+ 50%	$1,085.00	8.50%
+ 40%	$1,085.00	8.50%
+ 30%	$1,085.00	8.50%
+ 20%	$1,085.00	8.50%
+ 10%	$1,085.00	8.50%
+ 5%	$1,085.00	8.50%

0%	$1,085.00	8.50%

- 5%	$1,085.00	8.50%
- 10%	$1,085.00	8.50%
- 20%	$1,085.00	8.50%
- 30%	$1,085.00	8.50%
- 40%	$1,085.00	8.50%
- 50%	$570.85	-42.915%
- 60%	$470.85	-52.915%
- 70%	$370.85	-62.915%
- 80%	$270.85	-72.915%
- 90%	$170.85	-82.915%
- 100%	$70.85	-92.915%

If Notes are not automatically called prior to the maturity date and the lowest basket component return is greater than or equal to the barrier percentage on the basket final valuation date, you will receive on the maturity date a cash payment per $1,000 principal amount Note equal to $1,000 plus the corresponding premium amount of $14.17. Assuming the relevant lowest basket component return on the applicable observation date is equal to or greater than the barrier percentage on five out of eleven observation dates, the total payment on the Notes per $1,000 principal amount Note will equal $1,000 plus all the premium amounts of $85(=14.17*6) and your total return on the Notes in this scenario would be 8.50%(=1.417% + 1.417%*5).

If Notes are not automatically called and the lowest basket component return is below the barrier percentage on the basket final valuation date, you will receive, at our election, either (i) the number of whole shares that, when multiplied by the final basket component price of the worst performing basket component, is equal to the cash amount described in (ii) below (the “physical delivery amount”) (plus any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final basket component price of the worst performing basket component), or (ii) a cash payment equal to (x) the principal amount of your Notes plus (y) the principal amount multiplied by the lowest basket component return on the basket final valuation date.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The observation dates, early redemption dates, basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” with respect to the basket stocks and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect the basket and the basket components, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” with respect with respect to the basket stocks and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•

Appreciation Potential—On any observation date, if the relevant lowest basket component return is greater than or equal to 0%, your Notes will be automatically called and your investment will yield a payment per $1,000 principal amount Note of $1,000 plus a premium amount equal to $14.17 in addition to any premium amounts previously paid. If the Notes are not called prior to maturity and the relevant lowest basket component return is greater than or equal to the barrier percentage on the basket final valuation date, your investment will yield a payment per $1,000 principal amount Note of $1,000 plus a premium amount equal to $14.17 in addition to any premium amounts previously paid. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—If the Notes are called or the basket component return of the worst performing basket component does not fall below the barrier percentage on the basket final valuation date, you will be entitled to receive at least the full principal amount of your Notes on the applicable early redemption date or at maturity. But if the Notes are not called and the basket component return of the worst performing basket component is below the barrier percentage on the basket final valuation date, then, for every 1% that the worst performing basket component has declined from its initial basket component price, you will lose an amount equal to 1% of the principal amount of your Notes.

•

Physical Delivery Amount—If the Notes are not called and lowest basket component return is below the barrier percentage on the basket final valuation date, you may receive on the maturity date, at our election, either (i) the physical delivery amount representing the number of whole shares that, when multiplied by the final basket component price of the worst performing basket component, is equal to the cash amount as described in (ii) (plus any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final basket component price of the worst performing basket

PS–6

component), or (ii) a cash amount equal to the principal amount of your Notes plus the product of the principal amount multiplied by the lowest basket component return on the basket final valuation date. If you receive shares of the worst performing basket component in lieu of cash amount at maturity, the value of your investment will approximately equal the market value of the shares of the worst performing basket component you receive, which could be substantially less than the value of your original investment. If we elect to deliver shares on the maturity date instead of the cash amount (as described in (ii) above), the number of shares will be determined by the Calculation Agent by dividing such cash amount that would otherwise be payable on the maturity date by the final basket component price of the worst performing basket component (with appropriate rounding and any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final basket component price of the worst performing basket component). The physical delivery amount and other amounts may change due to stock splits or other corporate actions. See “Reference Assets—Equity Securities—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset” in the Prospectus Supplement dated March 1, 2010.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. Holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

No statutory, judicial or administrative authority directly discusses how your Notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the Notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid contingent income-bearing executory contract with respect to the worst performing basket component and to not include the Premium Payments into income prior to the sale, redemption or maturity of the Notes. If your Notes are so treated, you should reduce your basis in your Notes by the amount of the Premium Payments you receive, if any, and you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the total amount you receive in respect of your Notes (including any Premium Payments) and your basis in the Notes (i.e., the amount you paid for your Notes, less any Premium Payments you receive). Such gain or loss would generally be short-term capital gain or loss if you have a holding period in respect of your Securities of no more than one year, and otherwise should generally be long-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income

If you receive shares upon the maturity of your Notes pursuant to the stock settlement option, it is not clear whether the receipt of shares should be treated as (i) a taxable settlement of the Notes followed by a purchase of the shares or (ii) a tax-free purchase of the shares pursuant to the original terms of the Notes. Accordingly, you should consult your tax advisor about the tax consequences to you of receiving shares upon the maturity of your Notes. If the receipt of the shares is treated as a taxable settlement of the Notes followed by a purchase of the shares, you should (i) recognize capital gain or loss in an amount equal to the difference between the fair market value of the shares you receive at such time plus the cash received in lieu of a fractional share, if any, and your tax basis in the Notes (determined as described above), and (ii) take a basis in such shares in an amount equal to their fair market value at such time. If, alternatively, the receipt of shares upon the maturity of your Notes is treated as a tax-free purchase of the shares, (i) the receipt of shares upon maturity of your Notes should not give rise to the current recognition of gain or loss at such time, (ii) you should take a carryover basis in such shares equal to the basis you had in your Notes (determined as described above), and (iii) if you receive cash in lieu of a fractional share upon the stock settlement of such Notes, you should recognize capital gain or loss equal to the difference between the amount of cash you receive and your proportional tax basis in the fractional share. Your holding period in the shares you receive upon the maturity of your Notes will begin on the date that you receive such shares.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

PS–7

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

There is no judicial or administrative authority discussing how your Notes should be treated for United States federal income tax purposes. Therefore, other treatments would also be reasonable under current law and the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it is possible that your Notes may be treated as an investment unit consisting of a debt instrument issued by us to you and one or more options with respect to the worst performing basket component. In such case, a portion of the Premium Payments that you receive, if any, could be taxable as ordinary interest income and a portion could be treated as option premium to be accounted for as additional proceeds from the ultimate sale, redemption or maturity of the Notes.

Even if your Notes are treated as a prepaid contingent income-bearing executory contract in respect of the worst performing basket component as described above, it is possible that the Internal Revenue Service may assert that you should recognize ordinary income in an amount equal to the Premium Payments you receive (other than a Premium Payment received upon maturity of your Notes), if any, when you receive such payments (and not reduce your basis in the Notes by such Premium Payments). In addition, it is possible that you could be required to treat any Premium Payment received upon maturity of your Notes as ordinary income (with no corresponding reduction to basis). However, any loss you may recognize upon the sale, redemption or maturity of your Notes would generally be capital loss, which may result in a disadvantageous mismatch for tax purposes.

Because of the absence of authority regarding the appropriate tax characterization of your Notes, it is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that your Notes may be characterized in whole or in part as a notional principal contract. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Notes for U.S. federal income tax purposes. Further, non-U.S. holders should also examine the discussions under “Certain U.S. Federal Income Tax Considerations—Non-U.S. Holders”, in this pricing supplement.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” includes any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include the Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. The U.S. federal income tax treatment of the Notes is uncertain, and alternative treatments are possible. Under one such alternative treatment, the Notes could be viewed as a notional principal contract. Recently enacted legislation imposes a 30% withholding tax on any “dividend equivalent” payment made to a non-U.S. holder of a “specified notional principal contract” on or after September 14, 2010, the effective date of this provision of the legislation. It is possible, under the alternative characterization of the Notes as a notional principal contract, that the Internal Revenue Service could assert that the Notes should be treated as a “specified notional principal contract” that gives rise to payments subject to such withholding, particularly if the Notes are stock settled. You should consult your tax advisor about this risk and other potential U.S. federal income tax risks associated with owning the Notes.

PS–8

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Securities Based on a Basket Comprised of More Than One Reference Asset”;

•	“Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final basket component price of the worst performing basket component declines by more than 40% compared to its initial basket component price on the basket final valuation date, you will lose 1% of your principal amount for every 1% decline in the final basket component price compared to the corresponding initial basket component price. Thus, if the Notes are not called, you may lose some or all of your investment at maturity.

•

Physical Delivery of the Worst Performing Basket Component—If the Notes are not called and the lowest basket component return is below the barrier percentage on the basket final valuation date, you will receive on the maturity date, at our election, either (i) the physical delivery amount representing the number of whole shares that, when multiplied by the final basket component price of the worst performing basket component, is equal to the cash amount described in (ii) (the “physical delivery amount”) (plus any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final basket component price of the worst performing basket component), or (ii) a cash amount equal to the principal amount of your notes plus the principal amount multiplied by the lowest basket component return. If you receive shares of the worst performing basket component in lieu of cash amount at maturity, the value of your investment will approximately equal the market value of the shares of the worst performing basket component you receive on the maturity date, which could be substantially less than the value of your original investment.

•

Potential Early Exit—While the original term of the Notes is approximately one year, the Notes will be automatically called if the relevant lowest basket component return is greater than or equal to 0% in respect of any observation date. If the Notes are called, you will be entitled only to the principal amount of your Notes plus the applicable premium amount payable on the applicable early redemption date in addition to any previously paid premium amounts. You will not be entitled to any appreciation in any basket component on the basket final valuation date, which may be significant.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of any basket component would have.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

PS–9

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of any basket component;

•	the time to maturity of the Notes;

•	the dividend rate on the any basket component;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Basket Components

We urge you to read “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a basket component can be located by reference to the relevant basket stock SEC file number specified below.

The summary information below regarding the companies issuing the basket components comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the basket components with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Boston Scientific Corporation

According to publicly available information, Boston Scientific Corporation (the “Company”) is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties including interventional cardiology, cardiac rhythm management, peripheral interventions, cardiac surgery, vascular surgery, electrophysiology, neurovascular intervention, oncology, endoscopy, urology, gynecology and neuromodulation.

Some of the Company’s medical products are used for enlarging narrowed blood vessels to prevent heart attack and stroke; clearing passages blocked by plaque to restore blood flow; detecting and managing fast, slow or irregular heart rhythms; mapping electrical problems in the heart; opening obstructions and bringing relief to patients suffering from various forms of cancer; performing biopsies and intravascular ultrasounds; placing filters to prevent blood clots from reaching the lungs, heart or brain; treating urological, gynecological, renal, pulmonary, neurovascular and gastrointestinal diseases; and modulating nerve activity to treat deafness and chronic pain. The Company’s net sales have increased substantially, growing from $2 million in 1979 to approximately $8.2 billion in 2009.

The basket component’s SEC file number is 01-11083.

PS–10

Historical Performance of the Common Stock of Boston Scientific Corporation

The following graph sets forth the historical performance of the common stock of Boston Scientific Corporation based on the daily closing price from January 3, 2003 through June 18, 2010. The closing price on June 18, 2010 was $6.33. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Apple Inc.

According to publicly available information, Apple Inc. (the “Company”) designs, manufactures, and markets personal computers, portable digital music players, and mobile communication devices and sells a variety of related software, services, peripherals, and networking solutions. The Company sells its products worldwide through its online stores, its retail stores, its direct sales force, and third-party wholesalers, resellers, and value-added resellers. In addition, the Company sells a variety of third-party Macintosh® (“Mac”), iPod® and iPhone™ compatible products, including application software, printers, storage devices, speakers, headphones, and various other accessories and peripherals through its online and retail stores, and digital content through the iTunes Store®. The Company sells to consumer, small and mid-sized business (“SMB”), education, enterprise, government, and creative customers. The Company is a California corporation founded in 1977.

At the end of fiscal 2009, the Company had opened a total of 273 retail stores, including 217 stores in the U.S. and a total of 56 stores internationally. The Company has typically located its stores at high-traffic locations in quality shopping malls and urban shopping districts.

The basket component’s SEC file number is 0-10030.

PS–11

Historical Performance of the Common Stock of Apple Inc.

The following graph sets forth the historical performance of the common stock of Apple Inc. based on the daily closing price from January 3, 2003 through June 18, 2010. The closing price on June 18, 2010 was $274.16. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The Goldman Sachs Group, Inc.

According to publicly available information, The Goldman Sachs Group, Inc. (the “Company”) is a leading global investment banking, securities and investment management firm that provides a wide range of financial services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. The Company’s activities are divided into three segments: (i) Investment Banking, (ii) Trading and Principal Investments and (iii) Asset Management and Securities Services.

As of December 31, 2009, the Company operated offices in over 30 countries and 42% of its 32,500 employees were based outside the United States. In 2009, the Company derived 44% of its net revenues outside of the Americas.

The basket component’s SEC file number is 001-14965.

PS–12

Historical Performance of the Common Stock of The Goldman Sachs Group, Inc.

The following graph sets forth the historical performance of the common stock of The Goldman Sachs Group, Inc. based on the daily closing price from January 3, 2003 through June 18, 2010. The closing price on June 18, 2010 was $138.18. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

PS–13